Exhibit (e)(18)

Change of Control Agreement

THIS CHANGE OF CONTROL AGREEMENT (this “Agreement”) by and between Boston Communications Group, Inc. (the “Company”), a Massachusetts corporation with its principal place of business at 55 Middlesex Turnpike, Bedford, MA 01730, and Michael K. Palackdharry (the “Employee”), is made as of October 3, 2005 (the “Effective Date”).

WHEREAS, the Company recognizes that the possibility of an acquisition of the Company exists and that such possibility, and the uncertainty and questions which it may raise among certain personnel, may result in the departure or distraction of personnel to the detriment of the Company and its stockholders, and

WHEREAS, the Board of Directors of the Company (the “Board”) has determined that appropriate steps should be taken to reinforce and encourage the continued employment and dedication of the Employee and the Employee’s continued efforts to maximize the Company’s value.

NOW, THEREFORE, as an inducement for and in consideration of the Employee remaining in its employ, the Company agrees that the Employee shall receive the benefits set forth in this Agreement upon a Change in Control (as defined in Section 1.2).

Key Definitions.

As used herein, the following terms shall have the following respective meanings:

“Cause” means:

A good faith finding by the Company that (1) the Employee has refused without good reason to perform his or her reasonably assigned material duties for the Company; (2) the Employee has engaged in gross negligence or willful misconduct, which has or is expected to have a material detrimental effect on the Company, (3) the Employee has engaged in fraud, embezzlement or other material dishonesty, (4) the Employee has engaged in any conduct which would constitute grounds for termination for violation of the Company’s policies in effect at that time; or (5) the Employee has breached any material provision of any nondisclosure, invention assignment, non-competition or other similar agreement between the Employee and the Company and, if amenable to cure, has not cured such breach after reasonable notice from the Company; or

The conviction by the Employee of, or the entry of a pleading of guilty or nolo contendere by the Employee to, any crime involving moral turpitude or any felony.

As used herein, “Change in Control” shall mean the occurrence of any one of the following events:

Any “person” who is not the “beneficial owner” of more than ten percent (10%) of the outstanding equity securities of the Company on a fully diluted basis on the date hereof or an “affiliate” of such party on the date hereof becomes, alone or together with such person’s affiliates, a “beneficial owner” of more than fifty percent (50%) of the outstanding equity securities of the Company (as such terms are defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder); or

In a single transaction, the consummation of a merger, consolidation or share exchange involving the Company, or the sale of all or substantially all of the assets of the Company, unless the stockholders of the Company immediately prior to the transaction own fifty percent (50%) or more of the outstanding equity securities of the continuing entity immediately following the consummation of such transaction.

“Change of Control Date” means the first date during the Term (as defined in Section 1.4) on which a Change in Control occurs. Anything in this Agreement to the contrary notwithstanding, if (a) a Change in Control occurs, (b) the Employee’s employment with the Company is terminated prior to the date on which the Change in Control occurs, and (c) it is reasonably demonstrated by the Employee that such termination of employment (i) was at the request of a third party who has taken steps reasonably calculated to effect a

Change in Control or (ii) otherwise arose in connection with or in anticipation of a Change in Control, then for all purposes of this Agreement the “Change in Control Date” shall mean the date immediately prior to the date of such termination of employment.

Term of Agreement. This Agreement, and all rights and obligations of the parties hereunder, shall take effect upon the Effective Date and shall expire upon the first to occur of (a) the expiration of the Term (as defined below) if a Change in Control has not occurred during the term, (b) the termination of the Employee’s employment with the Company prior to the Change in Control Date, (c) the termination of the Employee’s employment with the Company after the Change of Control Date without Cause or for Good Reason, (d) the date twenty-four (24) months after the Change in Control Date, if the Employee is still employed by the Company as of such later date, or (e) the fulfillment by the Company of all of its obligations under Section 2 if the Employee’s employment with the Company terminates within twenty-four (24) months following the Change in Control Date. “Term” shall mean the period commencing as of the Effective Date and continuing in effect through May 3, 2010 provided, however, that commencing on May 3, 2010 and each May 3rd thereafter, the Term shall be automatically extended for one additional year unless, not later than 90 days prior to the scheduled expiration of the Term (or any extension thereof), the Company shall have given the Employee written notice that the Term will not be extended.

“Good Reason” means the occurrence, without the Employee’s written consent, of any of the events or circumstances set forth in clauses (a) through (c) below:

(a) relocation of the Employee’s primary place of business to a location that results in an increase in the Employee’s daily one way commute of at least fifty (50) miles;

(b) any material breach by the Company or any successor thereto of any agreement entered into after the Effective Date (or in the case of any agreement to provide benefits to the Employee, entered into at any time) to which the Employee and the Company are parties, which breach is not cured within ten days after written notice thereof; or

(c) any material adverse change in the Employee’s authority, duties or annual base salary (including, but not limited to, any failure to pay compensation on at least a monthly basis) as in effect prior to the Change in Control.

Termination Without Cause or for Good Reason After a Change in Control. If at any time prior to the expiration of twenty-four (24) months following a Change of Control Date, the Company terminates the Employee’s employment without Cause or the Employee terminates his or her employment for Good Reason, the Company will provide benefits as follows provided the Employee executes a release of claims drafted by the Company’s counsel and it becomes binding:

Payment

Within 30 days following the termination of employment following the Change in Control, the Company will pay to the Employee a lump-sum cash amount equal to (i) 1/26th of the Employee’s annual base salary in effect at the time of the termination of employment (or if the Employee’s annual base salary has been reduced within 61 days prior to the termination, the base salary in effect immediately prior to the reduction) (the “Base Salary”) and (ii) for each completed year (calculated from the first day of the Employee’s employment with the Company) that the Employee has been employed by the Company, an additional 1/26th of the Base Salary (the sum of (i) and (ii) being referred to herein as the “Payment”, and the duration of time reflected in clauses (i) and (ii) being referred to herein as the “Severance Period”, in each case less all applicable state and federal taxes. Notwithstanding the foregoing, in no event shall the total payment to be made to the Employee pursuant to this paragraph exceed a sum equal to 75% of the Base Salary.

The Employee will be paid his or her unpaid prorated target bonus due for the calendar year until his or her date of termination, less all applicable state and federal taxes. For example, an Employee who is terminated on March 31 would be paid 25% of the prorated target bonus not yet paid for the applicable year. An Employee who is terminated on June 30 would be paid 50% of the prorated target bonus not yet paid for the applicable year. Any other bonuses or commission earned but not yet paid will be paid to the Employee within 30 days following employment termination.

The Company will continue, for a period equal to the duration of the Severance Period, to provide the Employee with any medical, dental and disability and life insurance benefits in effect at the time of his or her termination (or, if his or her level of benefits has been reduced within 61 days of the termination, his or her level of benefits in effect prior to the reduction). If the Company is unable to continue any such benefit or benefits, the Company will instead pay to the Employee, within 30 days of termination, a lump sum cash payment equal to the greater of the Company’s cost of such benefits or the Employee’s individual replacement cost for such benefits. All other benefits will cease upon termination.

Any options to purchase Company stock or restricted stock of the Company held by the Employee under the Company’s stock compensation plans and arrangements will become immediately exercisable notwithstanding any contrary provisions in the documents otherwise governing the options.

Mitigation. The Employee shall not be required to mitigate the amount of any payment or benefits provided for in this Section 2 by seeking other employment or otherwise. Further, the amount of any payment or benefits provided for in this Section 2 shall not be reduced by any compensation earned by the Employee as a result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by the Employee to the Company, or otherwise.

Other Payments. This Agreement does not supersede or otherwise impact any other current obligations of the Company to the Employee. Any amounts payable hereunder shall not be offset by any amounts due to the Company from the Employee.

Other Employment Termination. If the Employee’s employment terminates for any reason other than as described in Section 2, the Employee shall only receive any compensation owed to him as of his termination date and any other post-termination benefits which the Employee is eligible to receive under any plan or program of the Company.

Successors.

Successor to Company. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as defined above and any successor to its business or assets as aforesaid which assumes and agrees to perform this Agreement, by operation of law or otherwise.

Successor to Employee. This Agreement shall inure to the benefit of and be enforceable by the Employee’s personal or legal representatives, executors, administrators, successors, heirs, distributes, devisees and legatees. If the Employee should die while any amount would still be payable to the Employee or his or her family hereunder if the Employee had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the executors, personal representatives or administrators of the Employee’s estate.

Notices. All notices, instructions and other communications given hereunder or in connection herewith shall be in writing. Any such notice, instruction or communication shall be sent either (i) by registered or certified mail, return receipt requested, postage prepaid, or (ii) prepaid via a reputable nationwide overnight courier service, in each case addressed to the Company, at 55 Middlesex Turnpike, Bedford, MA 01730, ATTN: President, and to the Employee at the Employee’s address indicated on the signature page of this Agreement (or to such other address as either the Company or the Employee may have furnished to the other in writing in accordance herewith). Any such notice, instruction or communication shall be deemed to have been delivered five business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent via a reputable nationwide overnight courier service. Either party may give any notice, instruction or other communication hereunder using any other means, but no such notice, instruction or other communication shall be deemed to have been duly delivered unless and until it actually is received by the party for whom it is intended.

Miscellaneous.

Employment by Subsidiary. For purposes of this Agreement, the Employee’s employment with the Company shall not be deemed to have terminated solely as a result of the Employee continuing to be employed by a wholly-owned subsidiary of the Company.

Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the internal laws of the State of Massachusetts, without regard to conflicts of law principles.

Waiver of Right to Jury Trial. Both the Company and the Employee expressly waive any right that any party either has or may have to a jury trial of any dispute arising out of or in any way related to the matters covered by this Agreement.

Waivers. No waiver by the Employee at any time of any breach of, or compliance with, any provision of this Agreement to be performed by the Company shall be deemed a waiver of that or any other provision at any subsequent time.

Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but both of which together shall constitute one and the same instrument.

Tax Withholding. Any payments provided for hereunder shall be paid net of any applicable tax withholding required under federal, state or local law.

Entire Agreement, Employment Agreement.

This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of the subject matter contained herein; and any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and cancelled.

Not an Employment Contract. The Employee acknowledges that this Agreement does not constitute a contract of employment or impose on the Company any obligation to retain the Employee as an employee and that this Agreement does not prevent the Employee from terminating employment at any time. If the Employee’s employment with the Company terminates for any reason and subsequently a Change in Control shall occur, the Employee shall not be entitled to any benefits hereunder except as otherwise provided pursuant to Section 2.

Amendments. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Employee.

Employee’s Acknowledgements. The Employee acknowledges that he or she: (a) has read this Agreement; (b) has been represented in the preparation, negotiation and execution of this Agreement by legal counsel of the Employee’s own choice or has voluntarily declined to seek such counsel; and (c) understands the terms and consequences of this Agreement.

Company Acknowledgements. The Company acknowledges that it has received all necessary consents, approvals and votes, including from the Board and holders of the Company’s Preferred Stock, to permit the Company to enter into this Agreement and be bound hereby.

IN WITNESS WHEREOF, parties hereto have executed this Agreement as of the day and year first set forth above.

BOSTON COMMUNICATIONS GROUP, INC.

By:	/s/ E.Y. Snowden
Name:	E.Y. Snowden
Title:	President & Chief Executive Officer

EMPLOYEE:

By:	/s/ Michael K. Palackdharry
Name:	Michael Palackdharry
Title:	Executive Director, Business Development